UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 28, 2015

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-188327) and Form S-8 (File No. 333-168426) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Statoil ASA as of, and for the first half ended, 30 June, 2015, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. For more information on our use of non-GAAP financial measures in this report, see the section entitled "Use and Reconciliation of Non-GAAP Financial Measures". This document does not update or otherwise supplement the information contained in the previously published results announcement.

2015 SECOND QUARTER RESULTS

Statoil reported Net operating income of NOK 31.5 billion and Net income of NOK 10.1 billion in the second  quarter of 2015. The result includes gains from divestments.

“In the second quarter, Statoil delivered encouraging operational performance with good production growth and high regularity, whilst continuing to reduce cost. Our financial results were characterised by gains from divestments and lower prices", says president and CEO of Statoil ASA, Eldar Sætre.

Net operating income was NOK 31.5 billion in the second quarter compared to NOK 32.0 billion in the same period in 2014. The reduction was primarily a consequence of lower oil prices in the second quarter of 2015 compared to the same period last year, largely offset by a gain from the divestment of the Shah Deniz project and the South Caucasus Pipeline of NOK 12.3 billion and lower net impairment charges. Realised average liquids prices in the quarter were down 28% measured in NOK compared to the second quarter last year.

Statoil’s net income according to IFRS for the second quarter was NOK 10.1 billion, compared to NOK 12.0 billion in the same period in 2014.

The gain from the divestment of the Shah Deniz project and the South Caucasus Pipeline was NOK 12.3 billion, impacting the IFRS results. Earnings per share were NOK 3.15, down from NOK 3.75 in the same period last year.

“We continue to progress our effort to improve operational and capital efficiency, and reduce cost. Reduced underlying operational expenses both on the Norwegian Continental shelf (NCS) and in our international operations, as well as reduced capital expenditures, demonstrate that our initiatives are effective. In June we announced adjustments to the company’s structure and operating model to further strengthen our competitiveness,” says Sætre.

Despite divestments, Statoil delivered production of 1,873 mboe per day in the second quarter, up 4% compared to the same period in 2014. The underlying production growth, after adjusting for divestments, was 7% compared to the second quarter last year. The production from the NCS grew 7% in the second quarter of 2015 compared to last year. The increase was mainly due to ramp-up of production on various fields, higher gas sales from the NCS and lower maintenance compared to the second quarter of 2014. Expected natural decline and reduced ownership shares from divestments partially offset the increase. Equity production outside of Norway was 724 mboe per day and represented almost a 4% increase, adjusted for the Shah Deniz divestment.

In the quarter, Statoil made two discoveries on the NCS. In July, Statoil announced a discovery in the Julius prospect in the King Lear area in the North Sea. Three wells are on-going, one on the United Kingdom Continental Shelf, one in the Gulf of Mexico and one in Canada. In addition, Statoil has secured access to frontier acreages offshore Nicaragua and Myanmar. Exploration expense in the second quarter was NOK 3.7 billion, up from NOK 2.7 billion in the second quarter of 2014.

Cash flow from operations amounted to NOK 48.0 billion in the first half of 2015. Statoil maintained a strong capital structure, and net debt to capital employed at the end of the quarter is reduced to 22.4%. Organic capital expenditure was USD 7.8 billion in the first half, and the guidance has been revised downwards to USD 17.5 billion for 2015 due to effects of the on-going efficiency program and the USD / NOK exchange rate.

With effect from first quarter of 2016, Statoil will change to USD as presentation currency. The change reflects the company’s underlying exposure to the USD as well as better alignment of its reporting to peers. As a consequence of the change in presentation currency, Statoil will also declare its quarterly dividend in USD. The change will be implemented from the second quarter of 2015 and Statoil is announcing the second quarter dividend in both USD and NOK, based on the exchange rate on 27 July 2015. The change in dividends policy implies that dividend will be announced in USD going forward.

The board of directors has decided to pay dividend of USD 0.2201 per ordinary share equivalent to NOK 1.80 for the second quarter and the Statoil share will trade ex-dividend on Oslo Børs 13 November 2015.

The serious incident frequency (SIF) for the 12 months period ending 30 June 2015 was 0.6, compared to 0.7 the same period last year.

Quarters			Change		First half
Q2 2015	Q1 2015	Q2 2014	Q2 on Q2		2015	2014	Change

31.5	(25.6)	32.0	(1%)	IFRS Net operating income (NOK billion)	5.9	83.4	(93%)
10.1	(35.4)	12.0	(16%)	IFRS Net income (NOK billion)	(25.4)	35.7	>(100%)
1,873	2,056	1,799	4%	Total equity liquids and gas production (mboe per day) [4]	1,964	1,888	4%
426.7	364.5	596.7	(28%)	Group average liquids price (NOK/bbl) [1]	394.9	600.0	(34%)

Key events since first quarter 2015:

•          The construction of the Johan Sverdrup began and so far contracts worth more than NOK 40 billion have been awarded

•          Statoil made two discoveries on the NCS in the quarter. In July, Statoil announced a discovery in the Julius prospect in the King Lear area in the North Sea. In addition, Statoil announced an oil discovery in the Yeti prospect in the Gulf of Mexico and gained access to acreage offshore Nicaragua and Myanmar

•          Statoil announced changes in corporate structure and top management team. Torgrim Reitan has been appointed EVP for Development & Production USA (DPUSA) and Hans Jakob Hegge has been appointed new EVP and CFO. Irene Rummelhoff has been appointed EVP for New Energy Solutions (NES) and Jens Økland has been appointed new EVP for Marketing, Midstream & Processing (MMP)

•          In June, Øystein Løseth was elected as the new chairman and Roy Franklin was elected as a new member and deputy chair of Statoil’s board of directors

SECOND QUARTER 2015 GROUP REVIEW

The second quarter results continued to be influenced by lower prices and foreign exchange rate developments. In the second quarter there was high operational quality and the cost improvement program is on track. The lower liquids and gas prices were partially offset by strong refining margins and increased production. Net operating income was impacted by gains from divestments and net impairment charges.

Total equity liquids and gas production [4]  was 1,873 mboe per day, up 4% from 1,799 mboe per day in the second  quarter of 2014. The increase was mainly due to start-up and ramp-up of production on various fields, higher gas sales from the NCS and lower maintenance compared to the second quarter of 2014. Expected natural decline and reduced ownership shares from divestments partially offset the increase.

Total entitlement liquids and gas production [3]  was 1,709 mboe per day, up 8% from 1,588 mboe per day in the second  quarter of 2014, impacted by the increase in equity production and a lower negative effect from production sharing agreements (PSA effect) mainly as a result of the decline in oil prices.

Net operating income  (IFRS) was NOK 31.5 billion in the second  quarter, compared to NOK 32.0 billion in the second  quarter of 2014, impacted by the significant drop in liquids prices, gains from sale of assets of NOK 13.8 billion mainly related to the divestment of the Shah Deniz project and net impairment charges of NOK 3.1 billion. Stronger refining margins and better trading results partially offset the decrease.

In the second  quarter of 2014, net operating income was positively impacted by gains from sale of assets of NOK 3.7 billion and negatively impacted by impairment charges of NOK 4.3 billion.

Operating and administrative expenses increased compared to the second  quarter of 2014. The positive development in underlying expenses as a result of the on-going cost initiatives was more than offset mainly by the USD/NOK exchange rate development.

Depreciation, amortisation and net impairment losses increased mainly due the USD/NOK exchange rate development and the start-up and ramp-up of several fields. In addition, previously recorded negative revisions of proved reserves for certain assets led to increased depreciation costs compared to the second  quarter of 2014. Net impairment losses were lower in the second  quarter of 2015 than in the second  quarter of 2014.

Exploration expenses increased mainly due to higher drilling costs because of the USD/NOK exchange rate development and a higher average equity share in wells drilled. A lower portion of current exploration expenditures being capitalised, added to the increase.

Quarters			Change	Condensed income statement under IFRS	First half
Q2 2015	Q1 2015	Q2 2014	Q2 on Q2	(unaudited, in NOK billion)	2015	2014	Change

138.5	120.4	146.5	(5%)	Total revenues and other income	258.8	321.8	(20%)

(56.7)	(51.1)	(69.4)	(18%)	Purchases [net of inventory variation]	(107.8)	(152.9)	(29%)
(22.7)	(24.6)	(21.0)	8%	Operating and administrative expenses	(47.3)	(41.7)	13%
(23.9)	(56.9)	(21.5)	12%	Depreciation, amortisation and net impairment losses	(80.9)	(37.5)	>100%
(3.7)	(13.4)	(2.7)	36%	Exploration expenses	(17.0)	(6.4)	>100%

31.5	(25.6)	32.0	(1%)	Net operating income	5.9	83.4	(93%)

(7.3)	1.3	1.2	>(100%)	Net financial items	(5.9)	1.9	>(100%)

24.3	(24.3)	33.2	(27%)	Income before tax	(0.0)	85.3	>(100%)

(14.2)	(11.2)	(21.2)	(33%)	Income tax	(25.4)	(49.7)	(49%)

10.1	(35.4)	12.0	(16%)	Net income	(25.4)	35.7	>(100%)

Net financial items amounted to a loss of NOK 7.3 billion in the second  quarter of 2015, compared to a gain of NOK 1.2 billion in the second  quarter of 2014. The most significant element in this is a loss on derivatives of NOK 6.3 billion related to our long term debt portfolio, mainly due to increase in interest yield curves.

Income taxes were NOK 14.2 billion in the second quarter, equivalent to an effective tax rate of negative 58.5%, compared to 63.9% in the second quarter of 2014.

Please refer to note 5 Income tax to the condensed interim financial statements for information related to income taxes.

Net income in the second  quarter of 2015 was NOK 10.1 billion compared to NOK 12.0 billion in the second  quarter of 2014.

Cash flows provided by operating activities were NOK 18.9 billion in the second quarter of 2015 compared to NOK 18.1 billion in the second quarter of 2014. Excluding working capital movements and taxes paid, cash flows provided by operating activities were NOK 42.0 billion in the second quarter of 2015 compared to NOK 50.5 billion in the second quarter of 2014. The decrease of NOK 8.5 billion was mainly due to falling liquid prices.

Cash flows used in investing activities were NOK 16.7 billion in the second quarter of 2015 compared to NOK 50.5 billion in the second quarter of 2014. The decrease of NOK 33.8 billion was mainly due to lower investments in deposits with more than three months to maturity of NOK 19.6 billion and increased proceeds from sale of assets of NOK 14.0 billion.

Cash flows used in financing activities were NOK 17.1 billion in the second quarter of 2015 compared to NOK 24.1 billion in the second quarter of 2014, a decrease of NOK 7.0 billion, mainly due to payment of the annual dividend in 2014 compared to the quarterly dividend in 2015, offset by repayment of collateral liabilities.

First half 2015

Net operating income (IFRS) was NOK 5.9 billion compared to NOK 83.4 billion in the first half of 2014 negatively impacted by net impairment losses of NOK 49.1 billion and lower fair values of derivatives of NOK 3.0 billion. Gain from sale of assets of NOK 14.3 billion mainly related to the divestment of the Shah Deniz project impacted net operating income positively.

In the first half of 2014, net operating income was positively impacted by gains from sale of assets of NOK 5.5 billion and an award payment related to a commercial dispute of NOK 2.8 billion. Net impairment losses of NOK 4.5 billion impacted net operating income negatively.

Total revenue and other income decreased, impacted by lower prices measured in NOK partly offset by higher volumes of both liquids and gas sold and improved refinery margins in addition to gain from divestment of the Shah Deniz project.

Purchases decreases mainly due to lower prices.

Operating and administrative expenses increased mainly as a result the USD / NOK exchange rate development offset by the result of the on-going cost initiatives.

Depreciation, amortisation and net impairment losses increased mainly due to increased impairment charges in the first half of 2015 in addition to the start- and ramp-up’s of production of several fields. Negative revisions of proved reserves for certain assets also led to increased depreciation compared to the first half of 2014.

Exploration expenses increased mainly due to impairment of exploration assets in first half of 2015 and the USD / NOK exchange rate development. Increased drilling costs due to higher well equity share and lower capitalisation rate contributed to the increase. Reduced exploration expenditures capitalised in previous periods being expensed in the first half of 2015 partially offset the increase.

Net financial items had a loss of NOK 5.9 billion in first half of 2015 compared to a gain of NOK 1.9 in the first half of 2014. The loss In first half of 2015 is mainly a loss on derivatives related to our long term debt portfolio, mainly due to increase in interest yield curves.

Income taxes was down 49 % compared to the first half of 2014. The income tax in the first half of 2015 is NOK 25.4 billion and the Income before tax is NOK 0.0 billion.

Please refer to note 5 Income tax to the condensed interim financial statements for information related to income taxes.

Net income in the first half of 2015 was negative NOK 25.4 billion  compared to positive NOK 35.7 billion in the first half of 2014.

Cash flows provided by operating activities were NOK 48.0 billion in the first half of 2015 compared to NOK 73.1 billion in the first half of 2014. Excluding working capital movements and taxes paid, cash flows provided by operating activities were NOK 87.9 billion in the first half of 2015 compared to NOK 118.0 billion in the first half of 2014. The decrease of NOK 30.1 billion was mainly due to reduced liquid prices.

Cash flows used in investing activities were NOK 81.4 billion in the first half of 2015 compared to NOK 58.3 billion in the first half of 2014. The increase of NOK 23.1 billion was mainly due to increased investments in deposits with more than three months maturity of NOK 36.2 billion, partly offset by increased proceeds from sale of assets of NOK 15.0 billion.

Cash flows provided by financing activities were NOK 3.3 billion the first half of 2015 compared to negative NOK 22.9 billion in the first half of 2014, an increase of NOK 26.2 billion mainly due to issuance of new debt of NOK 32.1 billion in the first quarter of 2015.

OUTLOOK

•       Organic capital expenditures for 2015 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern), are estimated at around USD 17.5 billion

•       Statoil intends to continue to mature the large portfolio of exploration assets and estimates a total exploration activity level at around USD 3.2 billion for 2015, excluding signature bonuses

•       Statoil expects to deliver efficiency improvements with pre-tax cash flow effects of around USD 1.7 billion from 2016

•       Statoil’s ambition is to maintain RoACE  (Return on Average Capital Employed) at the 2013 level adjusted for price and foreign exchange level, and to keep our unit of production cost in the top quartile of our peer group

•       For the period 2014 – 2016, organic production growth [7] is expected to come from new projects resulting in around 2% CAGR (Compound Annual Growth Rate) from a 2014 level rebased for divestments

•       The equity production development for 2015 is estimated to be around 2% CAGR from a 2014 level rebased for divestments [7]

•       Scheduled maintenance activity  is estimated to reduce quarterly production by approximately 45 mboe per day in the third quarter of 2015, of which the majority is liquids. In total, the maintenance is estimated to reduce equity production by around 45 mboe per day for the full fiscal year 2015, of which the majority is liquids

•       Indicative effects from Production Sharing Agreement (PSA-effect)  and US royalties are estimated to be around 170 mboe per day in 2015 based on an oil price of USD 60 per barrel and 200 mboe per day based on an oil price of USD 100 per barrel [4]

•       Deferral of gas production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance

•        With effect from first quarter of 2016, Statoil will change to USD as presentation currency. As a consequence, Statoil will also declare its quarterly dividend in USD. The change will be implemented from the second quarter of 2015

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

DEVELOPMENT AND PRODUCTION NORWAY

Second quarter 2015 review

Average daily production of liquids and gas increased by 7% to 1,148 mboe per day in the second quarter of 2015 compared to the second quarter of 2014. The increase was mainly due to ramp-up of new fields and increased production from several fields. Expected natural decline on mature fields partially offset the increase.

Net operating income for Development and Production Norway (DPN) was NOK 13.3 billion compared to NOK 23.6 billion in the second quarter of 2014. Impairment of assets of NOK 2.8 billion negatively impacted net operating income. The decrease by 43% in net operating income in the second quarter of 2015 compared to the second quarter of 2014 was mainly due to drop in liquids prices, partially offset by a positive USD/NOK exchange rate development and increased production.

Operating and administrative expenses  decreased mainly due to cost improvements and reduced turnaround activity levels, partially offset by Valemon coming on stream.

Depreciation, amortisation and net impairment losses increased mainly due to impairments, new fields coming on stream and effect of lower proved reserves for certain assets.

Exploration expenses increased compared to 2014 mainly due to higher drilling activity as a result of higher well equity share.

Quarters			Change	Income statement under IFRS	First half
Q2 2015	Q1 2015	Q2 2014	Q2 on Q2	(in NOK billion)	2015	2014	Change

34.2	37.1	40.0	(15%)	Total revenues and other income	71.3	90.4	(21%)

(6.1)	(7.9)	(7.1)	(13%)	Operating and administrative expenses	(14.0)	(13.4)	4%
(13.4)	(12.2)	(8.7)	54%	Depreciation, amortisation and net impairment losses	(25.6)	(16.9)	51%
(1.3)	(1.2)	(0.7)	96%	Exploration expenses	(2.5)	(2.5)	1%

13.3	15.9	23.6	(43%)	Net operating income	29.2	57.6	(49%)

First half 2015

Net operating income for DPN was NOK 29.2 billion in the first half of 2015 compared to NOK 57.6 billion in the first half of 2014, mainly negatively impacted by the reduction in liquids prices as well as impairment of assets of NOK 3.9 billion and lower fair value of derivatives of NOK 2.2 billion.

Total revenues and other income decreased driven by drop in liquids prices. Positive USD/NOK exchange rate development and increased volumes partially offset the decrease.

Operating and administrative expenses  increased primarily driven by new fields on stream, partially offset by cost improvements and reduced turnaround activity level.

Depreciation, amortisation and net impairment losses increased primarily driven by impairments, new fields on stream, reductions in proved reserves for some assets and increased organic investments and impairments.

Exploration expenses were not materially impacted by lower activity.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Second quarter 2015 review

Average equity production of liquids and gas in the second quarter of 2015 was largely flat at 724 mboe per day compared to the second quarter of 2014. Ramp-up on several fields, including CLOV (Angola) and Jack/ St. Malo (US), was offset by the divestment of Shah Deniz project, expected natural decline on various fields and higher negative impact of planned turnarounds.

Average daily entitlement production of liquids and gas increased by 9% to 561 mboe per day compared to the second quarter of 2014. The increase was due to lower negative effect of production sharing agreements (PSA effect), mainly driven by the decline in prices. The PSA effect was 122 mboe per day in the second quarter of 2015 compared to 169 mboe per day in the second quarter of 2014.

Net operating income for Development and Production International (DPI) was NOK 13.1 billion compared to NOK 5.7 billion the second quarter of 2014. A gain of NOK 12.2 billion related to the divestment of the Shah Deniz project positively impacted net operating income. Decreased oil and gas prices negatively impacted net operating income.

In the second quarter of 2014 net operating income was negatively impacted by net impairment losses of NOK 4.3 billion. A gain on sale of assets of NOK 3.6 billion partially offset the decrease.

Operating and administrative expenses increased primarily due to the USD/NOK exchange rate development in addition to the portfolio changes and start-up of the Jack/ St. Malo and CLOV fields. Lower royalties, caused by reduced prices, and lower transportation, operation and maintenance costs partially offset the increase.

Depreciation, amortisation and net impairment losses decreased primarily due to lower net impairment loss in the second quarter of 2015 compared to second quarter of 2014, and reduced depreciation from increased reserves . The USD/NOK exchange rate development in addition to higher production from start-up and ramp-up on various fields partially offset the decrease.

Exploration expenses increased, primarily driven by higher drilling activity and lower portion of current exploration expenditures being capitalised this period, partially offset by less capitalised exploration expenditures from earlier years being expensed this quarter.

Quarters			Change	Income statement under IFRS	First half
Q2 2015	Q1 2015	Q2 2014	Q2 on Q2	(in NOK billion)	2015	2014	Change

31.3	15.2	25.3	24%	Total revenues and other income	46.6	48.1	(3%)

(6.9)	(6.9)	(5.9)	17%	Operating and administrative expenses	(13.7)	(11.6)	18%
(9.1)	(43.8)	(11.7)	(22%)	Depreciation, amortisation and net impairment losses	(52.9)	(18.7)	>100%
(2.3)	(12.2)	(2.0)	16%	Exploration expenses	(14.5)	(3.9)	>100%

13.1	(47.6)	5.7	>100%	Net operating income	(34.5)	14.0	>(100%)

First half 2015

Net operating income for DPI was negative NOK 34.5 billion in the first half of 2015 compared to positive NOK 14.0 billion in the first half of 2014. Net impairment losses of NOK 44.9 billion negatively impacted net operating income partially offset by a gain related to sale of assets of NOK 12.2 billion.

Net operating income in the first half of 2014 was positively impacted by gains related to sale of assets of NOK 5.3 billion. The positive impact was partially offset by impairment of assets of NOK 4.7 billion.

Total revenues and other income decreased due to lower realized oil and gas prices, partly offset by gain related to sale of assets of NOK 12.2 billion.

Operating and administrative expenses  increased primarily driven by the USD/NOK exchange rate development, in addition to portfolio changes. Production ramp-up in onshore North America and the start-up of the offshore fields CLOV and Jack/St. Malo added to the increase. Lower royalties, caused by lower prices, and lower transportation costs partially offset the increase.

Depreciation, amortisation and net impairment losses increased primarily driven by significant impairments in first half of 2015 in addition to the USD/NOK development, and higher production from start-up and ramp-up of fields. The increase was partially offset by reduced depreciation from increased reserves.

Exploration expenses increased primarily driven by increased drilling expenses, partially offset by higher capitalized exploration and less earlier years capitalized cost being expensed.

MARKETING, PROCESSING AND RENEWABLE ENERGY

Second quarter 2015 review

Natural gas sales volumes amounted to 11.3 billion standard cubic meters (bcm) in the second quarter of 2015, down 2% compared to the second quarter of 2014. The decrease was mainly due to lower Statoil entitlement production related to the divestment of the Shah Deniz project, partially offset by higher third party volumes sold. Of the total gas sales in the second quarter of 2015, entitlement gas was 9.6 bcm compared to 9.9 bcm in the second quarter of 2014.

Average invoiced European natural gas sales price increased by 1%. Lower European gas prices and weakened LNG market were offset by the USD/NOK exchange rate development. Average invoiced North American piped gas sales price decreased by 32%. The prices have continued to be weak in the US during the quarter.

Net operating income for Marketing, Processing and Renewable Energy (MPR) was NOK 5.1 billion compared to NOK 2.6 billion in the second quarter of 2014. The increase was mainly due to significantly higher refinery margins due to an oversupplied crude market with low spot prices combined with strong gasoline markets. In addition, trading results were solid and the USD/NOK foreign exchange rate development added positively to the increase.

Operating and administrative expenses  increased mainly due to negative USD/NOK foreign exchange rate development, partially offset by the on-going cost initiatives.

Quarters			Change	Income statement under IFRS	First half
Q2 2015	Q1 2015	Q2 2014	Q2 on Q2	(in NOK billion)	2015	2014	Change

121.9	119.8	138.9	(12%)	Total revenues and other income	241.7	307.4	(21%)

(106.0)	(103.2)	(127.6)	(17%)	Purchases [net of inventory variation]	(209.2)	(278.2)	(25%)
(9.6)	(9.5)	(7.9)	22%	Operating and administrative expenses	(19.1)	(16.4)	17%
(1.2)	(0.7)	(0.8)	53%	Depreciation, amortisation and net impairment losses	(1.9)	(1.3)	47%

5.1	6.4	2.6	97%	Net operating income	11.5	11.6	(1%)

First half 2015

Net operating income for MPR was NOK 11.5 billion in the first half of 2015 compared to NOK 11.6 billion in the first half of 2014, mainly negatively impacted by change in fair value of derivatives of NOK 0.8 billion, periodisation of inventory and contract hedging effects of NOK 0.6 billion and impairment of assets of NOK 0.4 billion. The decrease was partially offset by significantly higher refinery margins due to an oversupplied crude market with low spot prices and solid trading results, and gain on operational storage of NOK 0.9 billion. Net operating income in the first half of 2014 was positively impacted by a gain due to an award payment related to a commercial dispute of NOK 2.8 billion..

Total revenues and other income decreased driven by significant decrease in US crude oil prices partially offset by the USD/NOK foreign exchange rate development.

Purchases [net of inventory variation] decreased driven the same factors as described above.

Operating and administrative expenses  increased primarily driven by the USD/NOK foreign exchange rate development which more than offset the effect of reductions in underlying expenses as a result of the on-going cost initiatives.

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2015

CONSOLIDATED STATEMENT OF INCOME

Quarters				First half		Full year
Q2 2015	Q1 2015	Q2 2014	(unaudited, in NOK billion)	2015	2014	2014

124.4	119.5	142.6	Revenues	243.9	312.5	606.8
0.2	0.3	0.2	Net income from equity accounted investments	0.5	0.3	(0.3)
13.8	0.6	3.7	Other income	14.4	9.1	16.1

138.5	120.4	146.5	Total revenues and other income	258.8	321.8	622.7

(56.7)	(51.1)	(69.4)	Purchases [net of inventory variation]	(107.8)	(152.9)	(301.3)
(21.2)	(22.7)	(19.3)	Operating expenses	(43.9)	(38.3)	(72.9)
(1.5)	(1.9)	(1.6)	Selling, general and administrative expenses	(3.4)	(3.4)	(7.3)
(23.9)	(56.9)	(21.5)	Depreciation, amortisation and net impairment losses	(80.9)	(37.5)	(101.4)
(3.7)	(13.4)	(2.7)	Exploration expenses	(17.0)	(6.4)	(30.3)

31.5	(25.6)	32.0	Net operating income	5.9	83.4	109.5

(7.3)	1.3	1.2	Net financial items	(5.9)	1.9	(0.0)

24.3	(24.3)	33.2	Income before tax	(0.0)	85.3	109.4

(14.2)	(11.2)	(21.2)	Income tax	(25.4)	(49.7)	(87.4)

10.1	(35.4)	12.0	Net income	(25.4)	35.7	22.0

10.0	(35.5)	11.9	Attributable to equity holders of the company	(25.5)	35.6	21.9
0.0	0.1	0.0	Attributable to non-controlling interests	0.1	0.1	0.1

3.15	(11.16)	3.75	Basic earnings per share (in NOK)	(8.01)	11.18	6.89
3.15	(11.16)	3.74	Diluted earnings per share (in NOK)	(8.01)	11.15	6.87
3,180.1	3,180.5	3,180.4	Weighted average number of ordinary shares outstanding (in millions)	3,180.3	3,180.6	3,180.0

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters				First half		Full year
Q2 2015	Q1 2015	Q2 2014	(unaudited, in NOK billion)	2015	2014	2014

10.1	(35.4)	12.0	Net income	(25.4)	35.7	22.0

2.5	1.0	(0.1)	Actuarial gains (losses) on defined benefit pension plans	3.5	(0.0)	(0.0)
(0.7)	(0.2)	0.0	Income tax effect on income and expenses recognised in OCI	(0.9)	0.0	0.9
1.8	0.8	(0.0)	Items that will not be reclassified to the Consolidated statement of income	2.6	(0.0)	0.9

(8.1)	15.1	6.6	Foreign currency translation differences1)	7.0	2.2	41.6
(8.1)	15.1	6.6	Items that may be subsequently reclassified to the Consolidated statement of income	7.0	2.2	41.6

(6.3)	15.9	6.6	Other comprehensive income	9.6	2.2	42.5

3.8	(19.6)	18.6	Total comprehensive income	(15.8)	37.9	64.5

3.8	(19.6)	18.5	Attributable to the equity holders of the company	(15.9)	37.8	64.4
0.0	0.1	0.0	Attributable to non-controlling interests	0.1	0.1	0.1

1) Foreign currency translation differences adjustment of NOK 7.0 billion is net of accumulated currency translation gains of NOK 3.2 billion reclassified to the Consolidated statement of income related to the sale of interests in the Shah Deniz project and the South Caucasus Pipeline. See note 3 Disposals.

CONSOLIDATED BALANCE SHEET

	At 30 June	At 31 March	At 31 December	At 30 June
(unaudited, in NOK billion)	2015	2015	2014	2014

ASSETS
Property, plant and equipment	528.8	554.7	562.1	525.6
Intangible assets	77.3	76.4	85.2	86.7
Equity accounted investments	9.4	11.9	8.4	7.0
Deferred tax assets	12.1	16.5	12.9	7.4
Pension assets	8.2	7.4	8.0	3.6
Derivative financial instruments	21.9	28.8	29.9	24.0
Financial investments	18.0	19.1	19.6	18.0
Prepayments and financial receivables	7.3	7.9	5.7	5.5

Total non-current assets	682.9	722.6	731.7	677.8

Inventories	26.4	24.5	23.7	26.1
Trade and other receivables	74.7	78.5	83.3	72.5
Derivative financial instruments	3.6	6.8	5.3	5.1
Financial investments	107.3	98.0	59.2	44.2
Cash and cash equivalents	55.0	70.0	83.1	75.8

Total current assets	267.0	277.8	254.8	223.8

Total assets	949.9	1,000.4	986.4	901.6

EQUITY AND LIABILITIES
Shareholders' equity	353.4	361.1	380.8	365.5
Non-controlling interests	0.4	0.4	0.4	0.5

Total equity	353.8	361.6	381.2	366.0

Finance debt	245.1	250.2	205.1	156.4
Deferred tax liabilities	65.7	66.8	71.5	73.7
Pension liabilities	26.7	28.2	27.9	23.0
Provisions	113.2	124.5	117.2	108.6
Derivative financial instruments	8.5	8.0	4.5	1.5

Total non-current liabilities	459.2	477.7	426.2	363.2

Trade and other payables	87.4	96.2	100.7	87.2
Current tax payable	30.2	44.8	39.6	47.4
Finance debt	10.6	18.7	26.5	28.0
Dividends payable	5.7	0.0	5.7	5.7
Derivative financial instruments	3.0	1.4	6.6	4.0

Total current liabilities	136.9	161.1	179.0	172.3

Total liabilities	596.2	638.8	605.2	535.5

Total equity and liabilities	949.9	1,000.4	986.4	901.6

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0
Net income for the period			35.6		35.6	0.1	35.7
Other comprehensive income			(0.0)	2.2	2.2		2.2
Dividends			(28.0)		(28.0)		(28.0)
Other equity transactions		(0.1)	0.3		0.3	(0.1)	0.2

At 30 June 2014	8.0	40.2	292.5	24.9	365.5	0.5	366.0

At 31 December 2014	8.0	40.2	268.4	64.3	380.8	0.4	381.2
Net income for the period			(25.5)		(25.5)	0.1	(25.4)
Other comprehensive income1)			2.6	7.0	9.6		9.6
Dividends			(11.4)		(11.4)		(11.4)
Other equity transactions		(0.1)	0.0		(0.1)	(0.1)	(0.2)

At 30 June 2015	8.0	40.1	234.0	71.3	353.4	0.4	353.8

1) Currency translation adjustments amount of NOK 7.0 billion is net of accumulated currency translation gains of NOK 3.2 billion reclassified to the Consolidated statement of income related to the sale of interests in the Shah Deniz project and the South Caucasus Pipeline. See note 3 Disposals.

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters				First half		Full year
Q2 2015	Q1 2015	Q2 2014	(unaudited, in NOK billion)	2015	2014	2014

24.3	(24.3)	33.2	Income before tax	(0.0)	85.3	109.4

23.9	56.9	21.5	Depreciation, amortisation and net impairment losses	80.9	37.5	101.4
(0.4)	11.0	0.5	Exploration expenditures written off	10.6	1.4	13.7
(4.5)	(0.3)	0.1	(Gains) losses on foreign currency transactions and balances	(4.8)	0.7	(3.1)
(13.8)	(0.5)	(3.8)	(Gains) losses on sales of assets and businesses	(14.3)	(5.6)	(12.4)
0.9	4.6	0.5	(Increase) decrease in other items related to operating activities	5.5	1.7	3.9
12.1	(2.0)	(1.1)	(Increase) decrease in net derivative financial instruments	10.1	(2.4)	(2.8)
0.7	0.9	0.7	Interest received	1.5	1.2	2.1
(1.0)	(0.6)	(1.0)	Interest paid	(1.7)	(1.8)	(3.4)

42.0	45.8	50.5	Cash flows provided by operating activities before taxes paid and working capital items	87.9	118.0	208.8

(24.3)	(12.9)	(32.2)	Taxes paid	(37.2)	(50.0)	(96.6)

1.2	(3.8)	(0.2)	(Increase) decrease in working capital	(2.7)	5.2	14.2

18.9	29.1	18.1	Cash flows provided by operating activities	48.0	73.1	126.5

(33.8)	(30.7)	(33.4)	Capital expenditures and investments	(64.6)	(62.7)	(122.6)
(3.5)	(37.7)	(23.1)	(Increase) decrease in financial investments	(41.2)	(5.0)	(12.7)
0.8	0.0	0.2	(Increase) decrease in other non-current items	0.8	0.7	0.8
19.8	3.7	5.8	Proceeds from sale of assets and businesses	23.6	8.6	22.6

(16.7)	(64.7)	(50.5)	Cash flows used in investing activities	(81.4)	(58.3)	(112.0)

0.0	32.1	0.0	New finance debt	32.2	0.0	20.6
(0.1)	(11.1)	(3.1)	Repayment of finance debt	(11.3)	(3.1)	(9.7)
(5.7)	(5.7)	(22.3)	Dividend paid	(11.4)	(22.3)	(33.7)
(11.3)	5.2	1.2	Net current finance debt and other	(6.1)	2.4	(0.3)

(17.1)	20.4	(24.1)	Cash flows provided by (used in) financing activities	3.3	(22.9)	(23.1)

(14.9)	(15.1)	(56.5)	Net increase (decrease) in cash and cash equivalents	(30.1)	(8.1)	(8.6)

(0.2)	2.7	0.6	Effect of exchange rate changes on cash and cash equivalents	2.6	(1.4)	5.7
70.0	82.4	131.7	Cash and cash equivalents at the beginning of the period (net of overdraft)	82.4	85.3	85.3

54.9	70.0	75.8	Cash and cash equivalents at the end of the period (net of overdraft)	54.9	75.8	82.4

At 30 June 2015 Cash and cash equivalents included a net bank overdraft of NOK 0.1 billion. At 30 June 2014 the net bank overdraft was rounded to zero. At 31 December 2014 Cash and cash equivalents included a net bank overdraft of NOK 0.7 billion.

Notes to the condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (US).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the second quarter of 2015 were authorised for issue by the board of directors on 27 July 2015.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied is included in the Statoil annual financial statements for 2014 and applies to these condensed interim financial statements. There have been no changes to significant accounting policies in the first half of 2015 compared to the annual financial statements for 2014.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period.

The condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil's operations have in the most recent years been managed through the following operating segments: Development and Production Norway (DPN), Development and Production North America (DPNA), Development and Production International (DPI), Marketing, Processing and Renewable Energy (MPR) and Other.

From the third quarter of 2015, Statoil’s operations will be managed through the following operating segments: Development and Production Norway (DPN), Development and Production USA (DPUSA), Development and Production International (DPI), Marketing, Midstream and Processing (MMP), New Energy Solutions (NES) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA (DPUSA effective from the third quarter of 2015) which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers and the methods of distribution. Also effective from the third quarter of 2015, the NES operating segment will be presented in Other.

The Eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the second quarter and first half of 2015 and 2014 is presented below. The reported measure of segment profit is Net operating income. Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Second quarter 2015	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total
(in NOK billion)

Revenues third party and other income	0.3	14.9	121.5	1.6	-	138.2
Revenues inter-segment	33.9	16.3	0.4	0.0	(50.6)	0.0
Net income from equity accounted investments	(0.0)	0.1	0.1	0.0	-	0.2

Total revenues and other income	34.2	31.3	121.9	1.6	(50.6)	138.5

Net operating income	13.3	13.1	5.1	0.9	(0.8)	31.5

Significant non-cash items recognised
- Depreciation and amortisation	10.6	8.6	0.8	0.2	-	20.3
- Net impairment losses (reversals)	2.8	0.5	0.4	0.0	-	3.7
- Exploration expenditures written off (reversals)	0.1	(0.5)	0.0	0.0	-	(0.4)

Additions to PP&E, intangibles and equity accounted investments	13.6	15.4	2.0	0.2	-	31.3

Second quarter 2014	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total
(in NOK billion)

Revenues third party and other income	0.7	7.1	138.4	0.2	-	146.3
Revenues inter-segment	39.3	18.2	0.5	0.0	(58.0)	0.0
Net income from equity accounted investments	0.0	0.1	0.1	(0.0)	-	0.2

Total revenues and other income	40.0	25.3	138.9	0.1	(58.0)	146.5

Net operating income	23.6	5.7	2.6	(0.5)	0.7	32.0

Significant non-cash items recognised
- Depreciation and amortisation	8.7	7.4	0.8	0.2	-	17.1
- Net impairment losses (reversals)	(0.0)	4.3	0.0	0.0	-	4.3
- Unrealised (gain) loss on commodity derivatives	0.3	0.0	(0.5)	0.0	-	(0.2)
- Exploration expenditures written off	0.0	0.5	0.0	0.0	-	0.5

Additions to PP&E, intangibles and equity accounted investments	15.2	16.8	1.9	0.3	-	34.3

First half 2015	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total
(in NOK billion)

Revenues third party and other income	(1.8)	17.3	240.6	2.3	-	258.3
Revenues inter-segment	73.1	29.1	0.8	0.0	(103.1)	0.0
Net income from equity accounted investments	0.0	0.2	0.3	(0.0)	-	0.5

Total revenues and other income	71.3	46.6	241.7	2.3	(103.1)	258.8

Net operating income	29.2	(34.5)	11.5	0.5	(0.7)	5.9

Significant non-cash items recognised
- Depreciation and amortisation	21.6	18.0	1.6	0.5	-	41.8
- Net impairment losses (reversals)	3.9	34.8	0.4	0.0	-	39.1
- Unrealised (gain) loss on earn-out agreements	3.0	0.0	0.0	0.0	-	3.0
- Exploration expenditures written off	0.4	10.3	0.0	0.0	-	10.6

Equity accounted investments	0.0	4.9	4.3	0.1	-	9.4
Non-current segment assets	257.1	302.5	42.4	4.1	-	606.1
Non-current assets, not allocated to segments						67.5

Total non-current assets						682.9

Additions to PP&E, intangibles and equity accounted investments	26.3	32.7	3.7	0.3	-	63.0

First half 2014	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total
(in NOK billion)

Revenues third party and other income	1.3	13.4	306.4	0.4	-	321.5
Revenues inter-segment	89.1	34.7	0.8	0.0	(124.6)	0.0
Net income from equity accounted investments	0.0	0.1	0.2	(0.0)	-	0.3

Total revenues and other income	90.4	48.1	307.4	0.4	(124.6)	321.8

Net operating income	57.6	14.0	11.6	(1.5)	1.8	83.4

Significant non-cash items recognised
- Depreciation and amortisation	16.9	14.4	1.5	0.5	-	33.3
- Net impairment losses (reversals)	0.0	4.3	(0.2)	0.0	-	4.1
- Unrealised (gain) loss on commodity derivatives	0.7	0.0	(0.6)	0.0	-	0.1
- Exploration expenditures written off	0.4	0.9	0.0	0.0	-	1.4

Equity accounted investments	0.2	4.5	2.1	0.1	-	7.0
Non-current segment assets	265.5	299.0	43.1	4.7	-	612.3
Non-current assets, not allocated to segments						58.6

Total non-current assets						677.8

Additions to PP&E, intangibles and equity accounted investments	30.1	30.7	3.1	0.5	-	64.4

The segment data for DPI, MPR and Other has been influenced by divestments discussed in note 3 Disposals.

In the second quarter of 2015 Statoil recognised net impairment losses of NOK 3.1 billion, mainly related to impairment losses recognised in DPN and DPI. In DPN an impairment loss of NOK 2.8 billion was recognised on an offshore asset, triggered by changes in cost and price assumptions. Impairment losses of NOK 3.1 billion were recognised in the DPI segment, of which the most significant item relates to an asset in the Gulf of Mexico triggered by project delays. In addition, DPI recognised a reversal of impairment of NOK 3.2 billion for an unconventional onshore asset in North America as a result of improved operational performance. See also note 6 Property, plant and equipment and intangible assets.

In the first quarter of 2015 Statoil recognised net impairment losses of NOK 46.1 billion, of which NOK 1.1 billion was recognised in the DPN segment and NOK 45.0 billion in the DPI segment. Of the impairment losses in the DPI segment, NOK 30.4 billion, including goodwill of

NOK 4.2 billion, related to unconventional onshore assets in North America. Of the remaining NOK 14.6 billion, relating to conventional upstream assets, NOK 11.2 billion related to assets in the Gulf of Mexico.

Revenues by geographic areas

When attributing Revenues third party and other income to the country of the legal entity executing the sale for the first half of 2015, Norway constitutes 75% and the US constitutes 12%.

Non-current assets by country

	At 30 June	At 31 March	At 31 December	At 30 June
(in NOK billion)	2015	2015	2014	2014

Norway	285.3	292.8	289.6	289.3
US	155.9	157.7	182.9	160.8
Angola	50.0	53.9	51.3	48.4
Brazil	30.0	31.4	29.5	24.8
UK	20.5	18.6	19.7	17.3
Canada	19.3	18.5	17.6	24.2
Azerbaijan	12.5	27.3	23.6	17.5
Algeria	12.3	12.9	11.8	9.4
Other countries	29.7	29.8	29.5	27.7

Total non-current assets1)	615.5	643.0	655.6	619.2

1)  Excluding deferred tax assets, pension assets and non-current financial assets.

3 Disposals

Sale of interests in the Shah Deniz project and the South Caucasus Pipeline

In the second quarter of 2015 Statoil closed an agreement with Petronas, entered into in October 2014, to sell its remaining 15.5% interest in the Shah Deniz project and the South Caucasus Pipeline. Statoil recognised a total gain of NOK 12.3 billion. The gain was presented in the line item Other income in the Consolidated statement of income. In the segment reporting, the gain was recognised in the Development and Production International (DPI) and the Marketing, Processing and Renewable Energy segments, with NOK 12.2 billion and NOK 0.1 billion, respectively. Total proceeds from the sale will be NOK 20.2 billion, of which NOK 16.1 billion was received in the second quarter.

Sale of head office building

In the second quarter of 2015 Statoil closed a sales transaction for the sale of the company’s head office building in Stavanger through the sale of shares in the company Forusbeen 50 AS. At the same time, Statoil entered into a 15 year operating lease agreement for the building. A gain of NOK 1.5 billion has been recognised in the Other segment. The gain has been presented in the line item Other income in the Consolidated statement of income. Proceeds from the sale were NOK 2.3 billion.

Sale of interests in the Marcellus onshore play

In the first quarter of 2015 the transaction between Statoil and Southwestern Energy, reducing Statoil’s average working interest in the non-operated southern Marcellus onshore play from 29% to 23%, for which the agreement had been entered into in the fourth quarter of 2014, was closed. The transaction was recognised in the DPI segment with no impact on the Consolidated statement of income. Proceeds from the sale were NOK 2.8 billion.

4 Financial items

Quarters				First half		Full year
Q2 2015	Q1 2015	Q2 2014	(in NOK billion)	2015	2014	2014

0.5	0.3	0.2	Net foreign exchange gains (losses)	0.7	0.6	(2.2)
0.5	1.3	1.5	Interest income and other financial items	1.8	2.2	4.0
(6.3)	1.6	1.3	Gains (losses) derivative financial instruments	(4.7)	2.8	5.8
(2.0)	(1.8)	(1.9)	Interest and other finance expenses	(3.8)	(3.7)	(7.6)

(7.3)	1.3	1.2	Net financial items	(5.9)	1.9	(0.0)

During the first half of 2015 Statoil issued bonds with maturities from 4 to 20 years for a total amount of NOK 32.1 billion. The bonds were issued in EUR and swapped into USD. All of the bonds are unconditionally guaranteed by Statoil Petroleum AS. The line item Gains (loss) derivative financial instruments is influenced by increased interest rates and increased bond portfolio.

5 Income tax

Quarters				First half		Full year
Q2 2015	Q1 2015	Q2 2014	(in NOK billion)	2015	2014	2014

24.3	(24.3)	33.2	Income before tax	(0.0)	85.3	109.4
(14.2)	(11.2)	(21.2)	Income tax	(25.4)	(49.7)	(87.4)
58.5%	(46.1%)	63.9%	Equivalent to a tax rate of	NA	58.2%	79.9%

The tax rate for the second quarter of 2015 was primarily influenced by relatively high income from entities with lower than average tax rate, including the tax exempted sale of interest in the Shah Deniz project as described in note 3 Disposals. This was partially offset by tax effect of foreign exchange gains in entities that are taxable in other currencies than the functional currency.

The tax rate for the first half of 2015 was primarily influenced by impairments with lower than average tax rates. This was partially offset by the tax exempted sale of interest in the Shah Deniz project and foreign exchange losses in entities that are taxable in other currencies than the functional currency.

The tax rate for the second quarter and first half of 2015 was also influenced by write-off of deferred tax assets within Development and Production International segment, due to uncertainty related to future taxable income.

The tax rate for the second quarter of 2014 and first half of 2014 was primarily influenced by relatively high income from companies with lower than average tax rates, including a 2014 tax exempted sale of interest in the Shah Deniz project. The tax rate was also influenced by impairment losses with lower than average tax rate. For the first half of 2014 the tax rate was also influenced by the recognition of a non-cash tax income following a verdict in the Norwegian Supreme Court in February 2014. The Supreme Court voted in favour of Statoil in a tax dispute regarding the tax treatment of foreign exploration expenditures.

6 Property, plant and equipment and intangible assets

(in NOK billion)	Property, plant and equipment	Intangible assets

Balance at 31 December 2014	562.1	85.2
Additions	48.4	7.0
Transfers	1.4	(1.4)
Disposals and reclassifications 1)	(20.2)	(2.7)
Expensed exploration expenditures and impairment losses	-	(10.6)
Depreciation, amortisation and net impairment losses	(76.7)	(4.1)
Effect of foreign currency translation adjustments	13.9	4.0

Balance at 30 June 2015	528.8	77.3

1)  Includes NOK 5.8 billion related to a change in the classification of Statoil’s investment in the Sheringham Shoal Windfarm (Scira Offshore Energy Ltd) from joint operation (pro-rata line by line consolidation) to joint venture (equity method) following from changes in the joint operating agreements.

Impairments

The first half of 2015 is negatively impacted by net impairment losses of NOK 49.1 billion of which NOK 46.1 billion was recognised in first quarter of 2015 triggered by reduced price forecasts. Due to the uncertainty in the commodity markets which is assumed to impact oil and gas prices in the long term, Statoil’s management decided in the first quarter of 2015 to change Statoil’s long-term economic planning assumptions. In the impairment calculations, Statoil generally use observed forward oil and gas price curves for the first two to three years and the long term economic planning assumptions for the periods thereafter. The recently updated long term Brent crude price assumption is

USD 80/boe (real 2015 terms) for 2018, and gradually increasing.

In the second quarter of 2015 Statoil recognised impairment losses of net NOK 3.1 billion triggered by various operational issues. See also note 2 Segments.

(in NOK billion)	Property, plant and equipment	Intangible assets	Total

Producing and development assets	34.9	9.4	44.3
Goodwill	-	4.2	4.2
Acquisition costs related to oil and gas prospects	-	0.6	0.6

Total net impairment losses recognised	34.9	14.2	49.1

The impairment losses have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets’ nature of Property, plant and equipment and Intangible assets, respectively. Recoverable amounts in the impairment assessments have been based on value in use as well as fair value less costs of disposal. The fair value estimates have been based on various market parameters derived from relevant transactions and assumed to be applied by market participants in the current market environment.

7 Provisions, commitments, contingent liabilities and contingent assets

In the second quarter of 2015, a significant part of the financial exposure related to long term gas sales price reviews has been resolved with no significant impact on the condensed interim financial statements. At the end of the second quarter of 2015 the remaining exposure related to on-going price review arbitration cases was approximately NOK 2.0 billion for gas delivered prior to quarter end. Statoil has provided for its best estimate related to price review arbitration cases in these condensed interim financial statements, with the impact to the Consolidated statement of income reflected as revenue adjustments.

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Subsequent events

On 27 July 2015 the board of directors resolved to declare a dividend for the second quarter of 2015 of USD 0.2201 per share (NOK 1.80 per share). The shares will trade ex-dividend on 13 November 2015 on the Oslo Børs (OSE) and 12 November 2015 for American depositary receipt (ADR) holders at the New York Stock Exchange (NYSE). The payment will be executed on 25 November 2015 for shareholders at OSE and 2 December 2015 for ADR holders at NYSE.

9 Condensed consolidated financial information related to guaranteed debt securities

Statoil Petroleum AS, a 100% owned subsidiary of Statoil ASA, is the co-obligor of certain existing debt securities of Statoil ASA that are registered under the US Securities Act of 1933 ("US registered debt securities"). As co-obligor, Statoil Petroleum AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Statoil ASA, the payment and covenant obligations for these US registered debt securities. In addition, Statoil ASA is also the co-obligor of a US registered debt security of Statoil Petroleum AS. As co-obligor, Statoil ASA fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Statoil Petroleum AS, the payment and covenant obligations of that security. In the future, Statoil ASA may from time to time issue future US registered debt securities for which Statoil Petroleum AS will be the co-obligor or guarantor.

The following financial information on a condensed consolidated basis provides financial information about Statoil ASA, as issuer and co-obligor, Statoil Petroleum AS, as co-obligor and guarantor, and all other subsidiaries as required by SEC Rule 3-10 of Regulation S-X. The condensed consolidated information is prepared in accordance with Statoil's IFRS accounting policies as described in note 2 Significant accounting policies in the Annual report on Form 20-F, except that investments in subsidiaries and jointly controlled entities are accounted for using the equity method as required by Rule 3-10.

The following is condensed consolidated financial information as of 30 June 2015 and 2014, and for the year ended 31 December 2014.

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First half 2015 (unaudited, in NOK billion)

Revenues and other income	167.2	84.3	94.7	(87.9)	258.3
Net income from equity accounted companies	(23.7)	(46.9)	0.4	70.7	0.5

Total revenues and other income	143.5	37.4	95.1	(17.2)	258.8

Total operating expenses	(165.8)	(52.8)	(121.2)	86.9	(252.9)

Net operating income	(22.3)	(15.4)	(26.1)	69.7	5.9

Net financial items	(9.2)	(1.1)	0.7	3.7	(5.9)

Income before tax	(31.6)	(16.5)	(25.4)	73.4	(0.0)

Income tax	2.4	(20.6)	(7.2)	0.0	(25.4)

Net income	(29.1)	(37.1)	(32.5)	73.4	(25.4)

Other comprehensive income	13.3	6.3	15.8	(25.9)	9.6

Total comprehensive income	(15.9)	(30.7)	(16.7)	47.5	(15.8)

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First half 2014 (unaudited, in NOK billion)

Revenues and other income	213.9	104.3	114.6	(111.3)	321.5
Net income from equity accounted companies	35.6	1.9	0.2	(37.4)	0.3

Total revenues and other income	249.5	106.2	114.8	(148.6)	321.8

Total operating expenses	(215.2)	(42.2)	(94.3)	113.3	(238.4)

Net operating income	34.2	64.0	20.5	(35.3)	83.4

Net financial items	1.6	(1.3)	1.0	0.7	1.9

Income before tax	35.9	62.7	21.4	(34.6)	85.3

Income tax	(1.0)	(44.8)	(3.5)	(0.5)	(49.7)

Net income	34.9	17.9	18.0	(35.1)	35.7

Other comprehensive income	2.9	1.6	4.1	(6.4)	2.2

Total comprehensive income	37.8	19.5	22.1	(41.5)	37.9

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2014 (unaudited, in NOK billion)

Revenues and other income	411.1	210.8	213.7	(212.7)	622.9
Net income from equity accounted companies	21.6	(32.7)	(0.2)	11.0	(0.3)

Total revenues and other income	432.8	178.1	213.4	(201.6)	622.7

Total operating expenses	(417.8)	(89.1)	(222.4)	216.0	(513.2)

Net operating income	15.0	89.0	(8.9)	14.4	109.5

Net financial items	(12.6)	0.0	(0.4)	12.9	0.0

Income before tax	2.4	89.0	(9.3)	27.3	109.4

Income tax	6.6	(81.3)	(11.5)	(1.2)	(87.4)

Net income	9.0	7.7	(20.8)	26.0	22.0

Other comprehensive income	55.4	26.0	70.5	(109.3)	42.5

Total comprehensive income	64.4	33.7	49.7	(83.3)	64.5

CONDENSED CONSOLIDATED BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 30 June 2015 (unaudited, in NOK billion)

ASSETS
Property, plant, equipment and intangible assets	5.5	272.9	328.0	(0.3)	606.1
Equity accounted companies	463.7	102.7	6.1	(563.0)	9.4
Other non-current assets	32.2	9.0	26.3	0.0	67.5
Non-current financial receivables from subsidiaries	68.7	0.4	0.2	(69.3)	0.0

Total non-current assets	570.1	385.0	360.6	(632.7)	682.9

Current receivables from subsidiaries	40.6	49.6	114.1	(204.3)	0.0
Other current assets	156.8	10.5	50.9	(6.2)	212.0
Cash and cash equivalents	49.1	0.4	5.5	0.0	55.0

Total current assets	246.5	60.4	170.5	(210.5)	267.0

Total assets	816.6	445.4	531.0	(843.1)	949.9

EQUITY AND LIABILITIES
Total equity	353.4	180.2	385.1	(564.8)	353.8

Non-current liabilities to subsidiaries	0.1	66.1	3.1	(69.3)	0.0
Other non-current liabilities	282.0	135.9	42.8	(1.5)	459.2

Total non-current liabilities	282.2	202.0	45.9	(70.8)	459.2

Other current liabilities	47.4	46.6	46.2	(3.2)	136.9
Current liabilities to subsidiaries	133.7	16.7	53.9	(204.3)	0.0

Total current liabilities	181.0	63.3	100.1	(207.4)	136.9

Total liabilities	463.2	265.3	146.0	(278.3)	596.2

Total equity and liabilities	816.6	445.4	531.0	(843.1)	949.9

CONDENSED CONSOLIDATED BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 30 June 2014 (unaudited, in NOK billion)

ASSETS
Property, plant, equipment and intangible assets	5.4	279.2	327.7	0.0	612.3
Equity accounted companies	444.0	142.5	6.2	(585.8)	7.0
Other non-current assets	22.2	11.9	24.4	0.0	58.6
Non-current financial receivables from subsidiaries	72.9	0.7	0.2	(73.8)	0.0

Total non-current assets	544.4	434.4	358.5	(659.6)	677.8

Current receivables from subsidiaries	12.1	37.9	82.0	(132.1)	0.0
Other current assets	93.0	14.7	45.8	(5.6)	148.0
Cash and cash equivalents	67.0	0.2	8.7	0.0	75.8

Total current assets	172.1	52.8	136.5	(137.6)	223.8

Total assets	716.5	487.2	495.0	(797.2)	901.6

EQUITY AND LIABILITIES
Total equity	365.5	200.8	388.0	(588.3)	366.0

Non-current liabilities to subsidiaries	0.1	66.7	6.9	(73.8)	0.0
Other non-current liabilities	181.4	147.6	35.9	(1.7)	363.2

Total non-current liabilities	181.5	214.3	42.9	(75.5)	363.2

Other current liabilities	68.7	63.5	41.4	(1.3)	172.3
Current liabilities to subsidiaries	100.7	8.5	22.8	(132.1)	(0.0)

Total current liabilities	169.4	72.0	64.2	(133.4)	172.3

Total liabilities	351.0	286.4	107.1	(208.9)	535.5

Total equity and liabilities	716.5	487.2	495.0	(797.2)	901.6

CONDENSED CONSOLIDATED BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 31 December 2014 (unaudited, in NOK billion)

ASSETS
Property, plant, equipment and intangible assets	5.9	276.4	365.3	(0.4)	647.3
Equity accounted companies	490.0	140.5	7.5	(629.6)	8.4
Other non-current assets	34.8	13.0	28.2	0.0	76.0
Non-current financial receivables from subsidiaries	68.6	0.4	0.2	(69.2)	0.0

Total non-current assets	599.3	430.3	401.2	(699.2)	731.7

Current receivables from subsidiaries	16.1	50.3	89.0	(155.4)	0.0
Other current assets	116.7	14.2	46.8	(6.0)	171.6
Cash and cash equivalents	71.5	0.6	11.0	0.0	83.1

Total current assets	204.4	65.0	146.7	(161.4)	254.8

Total assets	803.8	495.4	547.9	(860.6)	986.4

EQUITY AND LIABILITIES
Total equity	380.8	215.1	412.4	(627.1)	381.2

Non-current liabilities to subsidiaries	0.1	66.3	2.7	(69.2)	0.0
Other non-current liabilities	238.2	144.9	45.3	(2.3)	426.2

Total non-current liabilities	238.4	211.2	48.0	(71.4)	426.2

Other current liabilities	68.1	60.0	57.6	(6.7)	179.0
Current liabilities to subsidiaries	116.5	9.1	29.8	(155.4)	0.0

Total current liabilities	184.6	69.1	87.4	(162.1)	179.0

Total liabilities	423.0	280.3	135.5	(233.5)	605.2

Total equity and liabilities	803.8	495.4	547.9	(860.6)	986.4

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First half 2015 (unaudited, in NOK billion)

Cash flows provided by (used in) operating activities	9.8	38.4	17.0	(17.2)	48.0
Cash flows provided by (used in) investing activities	(37.7)	(31.8)	(14.6)	2.6	(81.4)
Cash flows provided by (used in) financing activities	3.6	(6.8)	(8.0)	14.5	3.3

Net increase (decrease) in cash and cash equivalents	(24.3)	(0.2)	(5.6)	0.0	(30.1)

Effect of exchange rate changes on cash and cash equivalents	1.8	0.0	0.7	0.0	2.6
Cash and cash equivalents at the beginning of the period (net of overdraft)	71.5	0.6	10.3	0.0	82.4

Cash and cash equivalents at the end of the period (net of overdraft)	49.1	0.4	5.4	0.0	54.9

	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First half 2014 (unaudited, in NOK billion)

Cash flows provided by (used in) operating activities	2.5	40.5	35.8	(5.7)	73.1
Cash flows provided by (used in) investing activities	(8.2)	(30.6)	(26.4)	6.9	(58.3)
Cash flows provided by (used in) financing activities	(3.0)	(9.8)	(8.9)	(1.2)	(22.9)

Net increase (decrease) in cash and cash equivalents	(8.7)	0.2	0.5	0.0	(8.1)

Effect of exchange rate changes on cash and cash equivalents	(1.3)	0.0	(0.1)	0.0	(1.4)
Cash and cash equivalents at the beginning of the period (net of overdraft)	77.0	0.0	8.3	0.0	85.3

Cash and cash equivalents at the end of the period (net of overdraft)	67.0	0.2	8.6	0.0	75.8

	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2014 (unaudited, in NOK billion)

Cash flows provided by (used in) operating activities	18.6	73.2	56.9	(22.2)	126.5
Cash flows provided by (used in) investing activities	(16.9)	(59.4)	(55.5)	19.8	(112.0)
Cash flows provided by (used in) financing activities	(11.0)	(13.2)	(1.3)	2.4	(23.1)

Net increase (decrease) in cash and cash equivalents	(9.3)	0.6	0.1	0.0	(8.6)

Effect of exchange rate changes on cash and cash equivalents	3.8	0.1	1.9	0.0	5.8
Cash and cash equivalents at the beginning of the period (net of overdraft)	77.0	0.0	8.3	0.0	85.3

Cash and cash equivalents at the end of the period (net of overdraft)	71.5	0.7	10.3	0.0	82.5

Supplementary disclosures

OPERATIONAL DATA

Quarters			Change		First half
Q2 2015	Q1 2015	Q2 2014	Q2 on Q2	Operational data	2015	2014	Change

				Prices
61.9	53.9	109.7	(44%)	Average Brent oil price (USD/bbl)	57.8	108.9	(47%)
56.3	50.1	101.3	(44%)	DPN average liquids price (USD/bbl)	53.1	101.1	(47%)
53.4	42.7	97.5	(45%)	DPI average liquids price (USD/bbl)	48.1	96.6	(50%)
55.0	47.0	99.7	(45%)	Group average liquids price (USD/bbl)	50.9	99.3	(49%)
426.7	364.5	596.7	(28%)	Group average liquids price (NOK/bbl) [1]	394.9	600.0	(34%)
1.47	1.74	1.44	2%	Transfer price natural gas (NOK/scm) [9]	1.62	1.64	(1%)
2.13	2.32	2.11	1%	Average invoiced gas prices - Europe (NOK/scm) [8]	2.24	2.38	(6%)
0.62	1.29	0.91	(32%)	Average invoiced gas prices - North America (NOK/scm) [8]	0.96	1.21	(20%)
9.6	7.1	3.9	>100%	Refining reference margin (USD/bbl) [2]	8.4	3.0	>100%

				Entitlement production (mboe per day)
593	599	541	10%	DPN entitlement liquids production	596	570	5%
417	445	360	16%	DPI entitlement liquids production	431	358	20%
1,011	1,044	901	12%	Group entitlement liquids production	1,027	928	11%
555	698	532	4%	DPN entitlement gas production	627	588	7%
143	136	155	(7%)	DPI entitlement gas production	139	162	(14%)
699	834	687	2%	Group entitlement gas production	766	750	2%
1,709	1,878	1,588	8%	Total entitlement liquids and gas production [3]	1,793	1,679	7%

				Equity production (mboe per day)
593	599	541	10%	DPN equity liquids production	596	570	5%
553	582	521	6%	DPI equity liquids production	568	518	10%
1,147	1,181	1,063	8%	Group equity liquids production	1,164	1,088	7%
555	698	532	4%	DPN equity gas production	627	588	7%
170	177	204	(16%)	DPI equity gas production	174	212	(18%)
726	875	736	(1%)	Group equity gas production	800	800	0%
1,873	2,056	1,799	4%	Total equity liquids and gas production [4]	1,964	1,888	4%

				MPR sales volumes
210.0	202.0	189.0	11%	Crude oil sales volumes (mmbl)	412.0	396.0	4%
9.6	12.1	9.9	(3%)	Natural gas sales Statoil entitlement (bcm)	21.7	21.3	2%
1.8	3.4	1.6	9%	Natural gas sales third-party volumes (bcm)	5.2	4.0	29%

				Production cost per boe (last 12 months)
54		53	3%	Production cost entitlement volumes (NOK/boe)	54	53	3%
49		47	5%	Production cost equity volumes (NOK/boe)	49	47	5%
7.6		8.7	(13%)	Production cost entitlement volumes (USD/boe)	7.6	8.7	(13%)
6.9		7.8	(11%)	Production cost equity volumes (USD/boe)	6.9	7.8	(11%)

EXCHANGE RATES

Quarters			Change		First half
Q2 2015	Q1 2015	Q2 2014	Q2 on Q2	Exchange rates	2015	2014	Change

7.75	7.76	5.99	30%	USDNOK average daily exchange rate	7.76	6.04	28%
7.86	8.09	6.15	28%	USDNOK period-end exchange rate	7.86	6.15	28%
8.57	8.73	8.21	4%	EURNOK average daily exchange rate	8.65	8.28	5%
8.79	8.70	8.40	5%	EURNOK period-end exchange rate	8.79	8.40	5%

EXPLORATION EXPENSES

Quarters			Change	Exploration expenses	First half
Q2 2015	Q1 2015	Q2 2014	Q2 on Q2	(in NOK billion)	2015	2014	Change

2.2	1.6	1.7	31%	DPN exploration expenditures (activity)	3.8	4.0	(6%)
3.7	3.9	3.0	25%	DPI exploration expenditures (activity)	7.6	5.3	44%

5.9	5.5	4.6	27%	Group exploration expenditures (activity)	11.4	9.3	23%
0.2	0.4	0.5	(60%)	Expensed, previously capitalised exploration expenditure	0.6	0.9	(34%)
(1.8)	(3.2)	(2.5)	(26%)	Capitalised share of current period's exploration activity	(5.0)	(4.3)	17%
(0.6)	10.6	0.1	>(100%)	Impairment (reversal of impairment)	10.0	0.4	>100%

3.7	13.4	2.7	36%	Exploration expenses IFRS	17.0	6.4	>100%

CAPITAL SPENDING

Quarters			Change	Gross investments	First half
Q2 2015	Q1 2015	Q2 2014	Q2 on Q2	(in NOK billion)	2015	2014	Change

13.6	12.6	15.2	(10%)	DPN	26.3	30.1	(13%)
15.4	17.3	16.8	(8%)	DPI	32.7	30.7	7%
2.0	1.6	1.9	5%	MPR	3.7	3.1	19%
0.2	0.1	0.3	(27%)	Other	0.3	0.5	(44%)

31.2	31.7	34.3	(9%)	Gross investments 1)	63.0	64.4	(2%)

1) Defined as additions to property, plant and equipment (including capitalised finance leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in associated companies.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Quarters				First half
Q2 2015	Q1 2015	Q2 2014	HSE	2015	2014

2.5	2.9	3.4	Total recordable injury frequency	2.7	3.1
0.3	0.5	0.6	Serious incident frequency (SIF)	0.4	0.6
57	57	61	Accidental oil spills	114	116
21	3	8	Accidental oil spills (cubic metres)	24	51

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2014 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

•       Net interest-bearing liabilities adjusted

•       Net debt to capital employed ratio

•       Net debt to capital employed ratio adjusted

Production cost per barrel is based on operating expenses related to production of oil and gas. Statoil uses production cost per barrel because it allows Statoil to evaluate the underlying development in product costs. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

	For the three months ended
Reconciliation of overall operating expenses to production cost	2015		2014				2013
(in NOK billion)	30 June	31 March	31 December	30 September	30 June	31 March	31 December	30 September

Operating expenses in Statoil group	21.2	22.7	15.2	19.3	19.3	19.0	17.5	16.4

Operating expenses in business areas non-upstream	8.8	8.9	5.7	7.5	7.1	7.7	6.8	6.0

Total operating expenses upstream	12.4	13.9	9.5	11.8	12.2	11.3	10.7	10.4

Operation over-/underlift 1)	0.6	1.1	(1.2)	0.0	0.3	(0.0)	(0.2)	(0.5)
Transportation pipeline/vessel upstream 2)	1.7	1.9	2.0	1.7	1.9	1.9	1.6	1.7
Miscellaneous items3)	1.4	1.7	(0.6)	1.8	1.4	1.0	1.7	1.3

Total operating expenses upstream for cost per barrel calculation	8.7	9.2	9.2	8.3	8.6	8.4	7.6	8.0

Injection gas purchase	0.1	0.2	0.2	0.1	0.1	0.0	0.0	0.0

Total operating expenses upstream excl. Injection gas purchase	8.5	9.0	9.1	8.2	8.5	8.2	7.6	8.0

Entitlement production used in the cost per barrel calculation (mboe/d)	1,709	1,878	1,932	1,626	1,588	1,770	1,723	1,666
Equity production used in the cost per barrel calculation (mboe/d)	1,873	2,056	2,103	1,829	1,799	1,978	1,945	1,852

1) Exclusion of the effect from the over-/underlift position in the period. Reference is made to End note 5.

2) Transportation costs are excluded from the unit of production cost calculation.

3) Consists of royalty payments, removal/abandonment estimates and reversal of provision related to the discontinued part of the early retirement pension.

	Entitlement production		Equity production
Production cost (average last 4 quarters)	30 June		30 June
	2015	2014	2015	2014

Production cost per boe in NOK	54	53	49	47
Production cost excluding injection gas per boe in NOK	-	-	48	47

Production cost per boe in USD	7.6	8.7	6.9	7.8
Production cost excluding injection gas per boe in USD	-	-	6.8	7.7

Production cost per boe is calculated as Total operating expenses upstream for the last four quarters divided by the production volumes for the corresponding period. Production cost per BOE in USD is calculated using the average USD/NOK exchange rate for the last 4 quarters.

The development in unit production cost is impacted by the USD/NOK exchange rate development.

Production costs for Statoil’s international upstream activities are mainly exposed to USD, while the production costs for Statoil’s activities in Norway are exposed to NOK.

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

•       Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the Norwegian state`s financial interest (SDFI)

•       Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio		At 30 June	At 31 March	At 31 December	At 30 June
(in NOK billion, except percentages)		2015	2015	2014	2014

Shareholders' equity		353.4	361.1	380.8	365.5
Non-controlling interests		0.4	0.4	0.4	0.5

Total equity	A	353.8	361.6	381.2	366.0

Current finance debt		10.6	18.7	26.5	28.0
Non-current finance debt		245.1	250.2	205.1	156.4

Gross interest-bearing debt	B	255.6	268.9	231.6	184.4

Cash and cash equivalents		55.0	70.0	83.1	75.8
Current financial investments		107.3	98.0	59.2	44.2

Cash and cash equivalents and financial investment	C	162.3	168.0	142.3	120.0

Net interest-bearing debt before adjustments	B1 = B-C	93.3	100.9	89.2	64.4

Other interest-bearing elements 1)		10.8	9.2	8.0	7.9
Marketing instruction adjustment 2)		(1.7)	(1.8)	(1.6)	(1.3)
Adjustment for project loan 3)		(0.1)	(0.1)	(0.1)	(0.2)

Net interest-bearing debt adjusted	B2	102.3	108.1	95.6	70.7

Normalisation for cash-build up before tax payment (50% of Tax Payment) 4)		0.0	5.9	0.0	0.0

Net interest-bearing debt adjusted	B3	102.3	114.0	95.6	70.7

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt	A+B1	447.1	462.4	470.4	430.4
Capital employed before normalisation for cash build up for tax payment	A+B2	456.0	469.7	476.7	436.8
Capital employed adjusted	A+B3	456.0	475.6	476.7	436.8

Calculated net debt to capital employed:
Net debt to capital employed before adjustments	(B1) / (A+B1)	20.9%	21.8%	19.0%	15.0%
Net debt to capital employed before normalisation for tax payment	(B2) / (A+B2)	22.4%	23.0%	20.0%	16.2%
Net debt to capital employed adjusted	(B3) / (A+B3)	22.4%	24.0%	20.0%	16.2%

1)          Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring A.S. classified as current financial investments.

2)          Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Statoil’s Consolidated balance sheet.

3)          Adjustment to gross interest-bearing debt due to the Baku-Tbilisi-Ceyhan project loan structure.

4)          Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were NOK 11.8 billion and NOK 15.5 billion as of March 2015 and 2014, respectively.

Dividend payment mechanism

Statoil announce the second quarter dividend in both USD and NOK, based on the effective exchange rate. The dividend for the second quarter of 2015 is declared in USD in order to achieve exact NOK 1.80, using the official USD/NOK fixing rate from Norges Bank on 27 July 2015.

From and including the third quarter of 2015, dividend is declared in USD, the NOK dividend will be calculated and communicated four business days after the record date for Oslo Børs shareholders. The NOK dividend will be based on average USD/NOK fixing rates from Norges Bank in the period plus/minus three business days from record date, in total seven business days.

Record date is the date on which the company finalises the list of investors who qualify as "shareholders of record". Investors listed as shareholders of record will receive the dividend payment. On Oslo Børs record date is ex-date plus one business day. On NYSE record date is ex-date plus two business days.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition",  "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; projections and future impact related to efficiency programs, market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; situation in Ukraine; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.     These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.

6.     Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be at an arms-length basis. The Group's average invoiced gas price includes volumes sold by the Marketing, Processing and Renewable energy segment.

7.     The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.     The Group's average invoiced gas prices include volumes sold by the Marketing, Processing and Renewable energy (MPR) segment.

9.     The internal transfer price paid from MPR to DPN.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA

(Registrant)

Dated: 28 July 2015

By: ___/s/ Torgrim Reitan

Name: Torgrim Reitan

Title:    Chief Financial Officer